SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

FOUR TIMES SQUARE

NEW YORK 10036-6522

TEL: (212) 735-3000

FAX: (212) 735-2000

www.skadden.com

June 30, 2009

VIA IDEA TRANSMISSION

David L. Orlic, Esq.

Attorney-Advisor

Office of Mergers and Acquisitions

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-3628

RE:	HUGHES Telematics, Inc.
Schedule TO
Filed on June 16, 2009
File No. 005-83834

Dear Mr. Orlic:

We are writing on behalf of our client, HUGHES Telematics, Inc., a Delaware corporation (the “Company”), in response to the letter of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated June 22, 2009 (the “Comment Letter”) relating to the above-referenced filing (together with the exhibits thereto, the “Schedule TO”). Set forth below are the Company’s responses to the comments raised in the Comment Letter. For the convenience of the Staff, each comment is reprinted in bold and is followed by the corresponding response of the Company.

Concurrently with this letter, the Company is filing an amendment to the Schedule TO (the “Amended Schedule TO”). The Amended Schedule TO

David L. Orlic, Esq.

June 30, 2009

reflects revisions made to the Schedule TO in response to the comments of the Staff. Unless otherwise noted, all page numbers refer to pages in the Schedule TO. Capitalized terms used but not defined herein have the meaning given to such terms in the Schedule TO.

General

1.	You are offering to purchase warrants only in multiples of 20. Accordingly, you do not intend to accept tenders from holders of less than 20 warrants, and you do not intend to accept tenders from any holder of warrants in excess of the 20 warrant multiple limitation. Please provide your analysis as to how this limitation is consistent with Rule 13e-4(f)(8)(i).

Response: The Company respectfully advises the Staff that the Offer is “open to all security holders of the class of securities subject to the tender offer,” as required by Rule 13e-4(f)(8)(i), in that all holders of Warrants—regardless of the number of Warrants held—are entitled to participate in the Offer. The Company does not believe that it is treating any holders of Warrants differently as a result of the requirement to tender Warrants in multiples of 20. Rather, this requirement is simply an implicit condition to the ability of a holder to tender Warrants into the Offer. For administrative ease, the Company has determined not to offer fractional shares of Common Stock or cash consideration as part of the Offer and, accordingly, is only accepting tenders of Warrants in any and all multiples of 20.1 In this regard, the Company notes that the last trading price of a Warrant was $0.20 and respectfully advises the Staff of its belief that the administrative costs of accepting tenders of Warrants other than in multiples of 20 could potentially exceed the value of the Warrants tendered.

The Company notes that the Offer is not coercive and that any Warrants not tendered into the Offer will continue to remain outstanding. Following the conclusion of the Offer, the Company will not merge, combine, cancel or otherwise alter any of the remaining Warrants, and such Warrants will continue to be subject to the Company’s contractual obligations set forth in

[1]	As disclosed in the Letter of Transmittal, if a holder of Warrants delivers one or more certificates representing Warrants that are not in a multiple of 20, such holder shall be deemed to have tendered that number of Warrants constituting the greatest multiple of 20 capable of being created by the Warrants represented by such certificate(s), and any remaining Warrants will not be accepted and will be returned to the tendering holder.

David L. Orlic, Esq.

June 30, 2009

the warrant agreement between the Company and the holders of Warrants. The Company also notes that holders of Warrants are free to purchase or sell Warrants at any time during the pendency of the Offer in order to increase or decrease the number of Warrants they hold to adjust their participation in the Offer as they deem appropriate.

Finally, the Company notes that the purpose behind Rule 13e-4 is to prevent fraudulent, deceptive or manipulative acts or practices in connection with issuer tender offers. In paragraph (h)(9) of Rule 13e-4, the Commission was given the express authority to grant an exemption from all or part of the rule where offers for securities that are the subject of an issuer tender offer will not result in abuses of the type that the rule was designed to prevent. The Company believes that accepting tenders only in multiples of 20 Warrants would not give rise to the potential for fraud, deception and manipulation that Rule 13e-4 was designed to prevent. This view is consistent with positions taken by the Staff in the past in situations where the “all holders” rule was implicated, but where, as in the Company’s case, the potential for fraud, deception and manipulation did not exist. See Science Applications International Corporation, SEC No-Action Letter (July 2, 1992), Peter Kiewit Sons’, Inc. and Kiewit Materials Company, SEC No-Action Letter (August 4, 2000), and Comcast Corporation, SEC No-Action Letter (October 7, 2004).2

2.	On the cover page and on page 18 of the Offer to Purchase, you state that the offer is not being made to, nor will tenders be accepted from, holder of warrants residing in any jurisdiction in which the making or acceptance of the offer would not be in compliance with the laws of that jurisdiction. Please provide your analysis as to how limiting participation in this manner is consistent with Rule 13e-4(f)(8)(i). See Section II.G.1 of Securities Exchange Act Release No. 58597 (September 19, 2008).

Response: The Company respectfully submits that the “all holders” rule should not put the Company in the position of being forced by federal law either to abandon its Offer completely (and thus fail to provide the holders of its Warrants with the benefits contemplated by the Offer) because local law would prohibit the Offer from being made to residents of a particular jurisdiction or to violate the law of that particular jurisdiction in trying to provide such benefit. The Company is not presently aware of any restriction on its ability to make the Offer to any holder of Warrants.

[2]	The Company notes that similar offers for the tender of warrants only in multiples have been conducted in the past (e.g., the offer by Rand Logistics, Inc. (September 2008)).

David L. Orlic, Esq.

June 30, 2009

The Company believes that the position presented above is consistent with the considerations that led the Commission to promulgate an exception to the “all holders” rule. Under Rule 13e-4(f)(9)(ii), the “all holders” rule does not prohibit an issuer or affiliate from making a tender offer excluding all security holders in a state where the issuer or affiliate is prohibited from making the tender offer by administrative or judicial action pursuant to a state statute after a good faith effort by the issuer or affiliate to comply with such statute. This exception was adopted to address the concern that the Commission should not put an offeror in the position of being forced by federal law either to abandon its offer completely because state law would prohibit the offer from being made to residents of a particular state or to violate the law of that particular jurisdiction.3 Considering this concern, the Commission, in adopting the rule and the exception, sought to minimize the impact of the “all holders” rule on otherwise constitutionally valid state statutes.4 The Company notes that, although this analysis applies to conflicts between federal and state law, the concern exists also in the case of conflicts between U.S. federal laws and the laws of non-U.S. jurisdictions. The Company also believes that the analysis set forth in interpretive guidance in Section II.G.1. of SEC Release 34-58597 relates to the exclusion of non-U.S. holders for reasons other than conflict with local law. Accordingly, the Company respectfully submits to the Staff that Rule 13e-4(f)(9)(ii) should equally apply to offers made to non-U.S. holders.

On page 17 of the Offer Letter, the Company states that if it is “not legally able to make the Offer in a particular jurisdiction after a good faith effort by the Company to comply with such jurisdiction’s statutes applicable to the Offer, the Company reserves the right to withdraw the Offer in that particular jurisdiction [and] will inform holders of this decision, if applicable.” The Company again confirms that it will make a good faith effort to comply with the applicable statutes of all jurisdictions in which holders of Warrants reside.

[3]	See Amendments to Tender Offer Rules—All-Holders and Best-Price, Exchange Act Release No. 34-23421 (July 11, 1986) (“SEC Release No. 34-23421”).
[4]	See SEC Release No. 34-23421.

David L. Orlic, Esq.

June 30, 2009

Withdrawal Rights, page 7

3.	You state that if you delay in accepting for exchange any Warrants for any reason, then you will retain all warrants tendered. Please clarify in what circumstances you will delay acceptance, and confirm that any such delay will be consistent with Rule 14e-1(c). For example, if you are referring to the right to delay acceptance only due to an extension of the exchange offer, so state.

Response: The Company has included in the Amended Schedule TO additional disclosure to clarify that it may delay acceptance of the Warrants only due to an extension of the Offer, and the Company confirms that in the event of any such delay, the Company will comply with Rule 14e-1(c).

Background and Purpose of the Offer, page 9

4.	Explain whether (and how) your contracts with Chrysler LLC will be impacted by recent developments at that company. If Chrysler’s financial condition impacts your contracts to provide Chrysler with telematics services, explain the potential effect on Hughes Telematics.

Response: The Company respectfully advises the Staff that it has disclosed in its Current Report on Form 8-K filed with the Commission on April 6, 2009 and its Quarterly Report on Form 10-Q for the period ended March 31, 2009 filed with the Commission on May 15, 2009 that the overall impact of the restructuring efforts of Chrysler LLC (now known as Old Carco LLC (“Old Chrysler”)) were difficult to predict and may not be determinable for a long period of time, including whether the Company’s contract with Old Chrysler would be voided or terminated as part of the bankruptcy.

On June 24, 2009, the Company received notice from Old Chrysler of a hearing on the Tenth Omnibus Motion of Debtors and Debtors in Possession, Pursuant to Section 365 of the Bankruptcy Code and Bankruptcy Rule 6006, For the Rejection of Certain Executory Contracts (the “Notice”). Pursuant to the Notice, Old Chrysler is proposing to reject certain contracts identified in the Notice, including the Company’s telematics services contract with Old Chrysler, at a hearing scheduled for July 16, 2009. The identified contracts will not be assigned or assumed by Chrysler Group LLC (“New Chrysler”).

David L. Orlic, Esq.

June 30, 2009

Notwithstanding the Notice, the Company and New Chrysler are continuing to work together on deploying the Company’s hardware and launching the Company’s services in the fourth quarter of 2009. Concurrently, the Company has been and continues to be in active negotiations with New Chrysler concerning a new telematics services agreement that is mutually satisfactory to the parties. There can be no assurances that the Company will reach an agreement with New Chrysler on terms that are satisfactory to the Company or New Chrysler. If the Company is unsuccessful in reaching an agreement with New Chrysler, the Company’s prospects could be materially adversely affected.

On June 26, 2009, the Company obtained a waiver from its senior secured lenders under the Company’s credit agreement entered into on March 31, 2008 (as amended and restated, the “Credit Agreement”) providing that the rejection of the Old Chrysler contract will not impact the Company’s existing obligations under the Credit Agreement.

The Company has included additional disclosure in the Amended Schedule TO regarding the status of its relationship with Chrysler.

5.	Expand the “Purpose of the Offer” section to discuss in greater detail the reasons for this Offer. For example, you disclose that the purpose is to reduce the number of common shares issuable upon the exercise of the warrants; however, since you are issuing common shares in exchange for the warrants, explain why the issuance of the common shares now is preferable to the “overhang” from the warrants.

Response: The Company has included additional disclosure in the Amended Schedule TO regarding the reasons for the Offer.

Termination; Amendments; Conditions, page 15

6.	Please disclose how you intend to give notice of extensions of the offer in a manner that satisfies the requirements of Rule 14e-1(d).

Response: The Company has included additional disclosure in the Amended Schedule TO to clarify that if it elects to extend the Offer, it will issue a notice of such extension by press release or other public announcement no later than 9:00 a.m., Eastern Time, on the next business day after the previously scheduled expiration date of the Offer. The Company confirms that any such release or announcement will be made in compliance with Rule 14e-1(d).

David L. Orlic, Esq.

June 30, 2009

Letter of Transmittal

7.	Please delete the language in the letter of transmittal requiring the holder to acknowledge or certify that he/she has “read,” “reviewed” or “understands” all of the terms of the exchange offer.

Response: The Company has revised the Letter of Transmittal as requested by the Staff. Please see Exhibit (a)(1)(B) to the Amended Schedule TO.

Other Items

The Company will provide the acknowledgement requested by the Staff by separate filing on IDEA.

*        *        *

Should you have any questions relating to the foregoing matters or wish to discuss further any of the responses above, please contact me at (212) 735-2116 or my partner, Gregory A. Fernicola, at (212) 735-2918.

Very truly yours,

/s/ Richard J. Grossman
Richard J. Grossman

Enclosure

cc:	Christina E. Chalk, Esq., Securities and Exchange Commission
Robert C. Lewis, Esq., HUGHES Telematics, Inc.